                                                                                                  Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Year Ended December 31,
	2003	2004	2005	2006	2007

Earnings

Loss from Operations before Minority Interest and Income Taxes	$(725)	$(3,698)	$(853)	$(1,157)	$(1,400)
Fixed Charges	1,564	1,676	1,825	1,884	1,858

Total Earnings	$839	$(2,022)	$972	$727	$458

Fixed Charges
Interest Expense	$1,516	$1,621	$1,764	$1,836	$1,821
Amortization of Debt Costs	41	48	54	41	30
Interest Element of Rentals	7	7	7	7	7

Total Fixed Charges	$1,564	$1,676	$1,825	$1,884	$1,858

Ratio of Earnings to Fixed Charges (1)	-	-	-	-	-

(1) Earnings for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 were insufficient to cover fixed charges by $725 million, $3.7 billion, $853 million, $1.2 billion, and $1.4 billion, respectively. As a result of such deficiencies, the ratios are not presented above.